

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561   September 15, 2015

Via E-Mail
Itamar Borochov
Chief Executive Officer
Cannabics Pharmaceuticals Inc.
#3 Bethesda Metro Center
Suite 700
Bethesda, MD 20814

> **Re: Cannabics Pharmaceuticals Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2014**
> **Filed December 15, 2014**
> **Response dated August 14, 2015**
> **File No. 000-52403**

Dear Mr. Borochov:

We have reviewed your August 14, 2015 response to our comment letter and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 22, 2015 letter.

Form 10-K for the Fiscal Year Ended August 31, 2014

Item 1. Description of Business, page 1

Regulations, page 7

1.   We note your response to comment 3 and we partially reissue. Please clarify the statement on page 6 that "this factor should not be discounted when assessing potential exposure in investing with our company." In addition, as previously requested, please also revise your disclosure to alert investors that your operations could be deemed to facilitate the selling or distribution of marijuana in violation of the federal Controlled Substances Act, or to constitute aiding or abetting, or being an accessory to, a violation of that Act.

2. In addition, we note the added disclosure on page 6 that "it is assumed that any licensee of ours would be under certain state or federal regulations, which must be scrupulously adhered to." Please reconcile with the disclosure on page 5 that your technology "is exempt from long and arduous pharmaceutical development processes."

Item 8. Financial Statements and Supplementary Data, page F-1

Notes to Consolidated Financial Statements, page F-7

Note 12 – Correction of an Error – Technology Rights, page F-16

3. Please provide to us the journal entry that reflects the correct method of accounting for the transfer of the institutional knowledge. We see you have credited the capital accounts $150,000, but we do not see which account has been debited.

Item 12. Security Ownership of Certain Beneficial Owners and Management, page 18

4. We note your response to comment 5 and we reissue the comment. Please clearly disclose the beneficial owners. In addition, to the extent your officers and directors are deemed the beneficial owners, please revise the amount and percent of the shares held by the officers and directors as a group to include the shares held by Cannabics Inc. Lastly, to the extent that Mr. Itamar Borochov may be considered a control person or a promoter of the company, please expand the disclosure to the extent necessary to comply with all material requirements of Item 404(c) of Regulation S-K, or advise. See Item 404(d)(2) of Regulation S-K.

Signatures, page 21

5. We reissue comment 6. Please amend the filing to include the signature of your principal financial officer, and principal accounting officer or controller. Refer to General Instruction D(2)(a). The signatures should clearly reflect each capacity in which the individual is signing.

Other Exchange Act Reports

Forms 10-Q

6. Please tell us how you plan to revise the interim financial statements to give effect to the error in accounting for the Technology Rights.

Form 8-K

7.   Please file an Item 4.02 Form 8-K for the error correction.

You may contact Julie Marlowe at (202) 551-5395 or me at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining